

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

September 9, 2010

via U.S. mail and facsimile to (713) 499-6201

Mr. Michael W. Harlan, President and Chief Executive Officer
U.S. Concrete, Inc.
2925 Briarpark, Suite 1050
Houston, TX 77042

>   **RE: U.S. Concrete, Inc.**
>   **Form 10-Q for the period ended June 30, 2010**
>   **File No. 1-34530**

Dear Mr. Harlan:

        We have reviewed your response letter dated August 31, 2010 and have the
following additional comment. If you disagree, we will consider your explanation as to
why our comment is inapplicable. After reviewing this information, we may or may not
raise additional comments.

Form 10-Q for the period ended June 30, 2010

Critical Accounting Policies, page 38

1. You did not perform an interim test of goodwill impairment despite the filing for
    bankruptcy on April 29, 2010, the significant decline in your stock price during
    the first and second quarters, the delisting of your common stock by Nasdaq and
    the resignation of your Chief Financial Officer. You concluded these events did
    not more likely than not reduce the fair value of your Atlantic Precast Region and
    South Central reporting units under ASC 350-20-35-30. In future filings, when
    you consider material events described under ASC 350-20-35-30 and conclude no
    interim testing is necessary, please provide a full explanation in your discussion
    of critical accounting policies. Based on the significance of these events, it may
    not be clear to an investor why no impairment test was performed.

*　　*　　*　　*

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding this comment.

Sincerely,

Terence O'Brien
Branch Chief